Exhibit 99.1

Ucommune Completes Digital Operation Management

Across All Its Managed Locations Using SaaS

BEIJING, Oct. 4, 2022 /PRNewswire/ -- Ucommune International Ltd (NASDAQ: UK) (“Ucommune” or the “Company”), a leading agile office space manager and provider in China, has achieved comprehensive digital operation management by the end of the third quarter of 2022 through its in-house developed SaaS management platform for office buildings and industrial parks (the “Platform”). Ucommune has continued to deepen its development in the field of digital technology, with its business coverage expanded on the basis of co-working space, achieving diversified service goals.

All of the 980,000-square-meter managed coworking area of Ucommune has completed the digital transition through the Platform with 12 modules including asset management, investment management, intelligent hardware management, and coworking community management. The digitalization of management processes, such as self-service contract signing, billing and payment collection, visitor management, and face recognition for security and property management, have significantly improved the efficiency of operation management and service quality.

In addition, the Platform provides real estate asset management services to hundreds of enterprise customers, including the management of more than 1.8 million square meters of commercial buildings and parks, as well as over 1,200 apartments. Furthermore, Ucommune has launched in-depth collaboration with leading large-scale asset management companies to provide customized SaaS management services with a view to covering 400 thousand square meters by the end of 2022.

In just one year, the Platform has upgraded from dozens to 192 cloud algorithm sets. By integrating 192 cloud algorithm sets and over 120 extendable dashboards, Ucommune is able to provide accurate and real-time comprehensive data support, as well as record and sync multidimensional statistics on housing listings and tenant needs automatically. Notably, since 2018, Ucommune has adopted blockchain technology to lay a solid foundation for the continuous evolvement of its digital operation management and customer service. Leveraging the high security, high privacy and high traceability of data asset management enabled by blockchain technology, and the automatic collection of customer asset information and contract signing and other behavioral information, Ucommune is committed to greatly improving data protection.

Remote working has undergone new developments in the post-epidemic era. Ucommune has built a batch of remote-friendly working spaces that can meet the needs of flexible working through the offline + online model. The popular metaverse concept has also opened a new door for the coworking business, and Ucommune is exploring ways to present a highly interactive working space with immersive experience to settled enterprises in the near future.

About Ucommune International Ltd.

Ucommune is China’s leading agile office space manager and provider. Founded in 2015, Ucommune has created a large-scale intelligent agile office ecosystem covering economically vibrant regions throughout China to empower its members with flexible and cost-efficient office space solutions. Ucommune’s various offline agile office space services include self-operated models, such as U Space, U Studio, and U Design, as well as asset-light models, such as U Brand and U Partner. By utilizing its expertise in the real estate and retail industries, Ucommune operates its agile office spaces with high efficiency and engages in the urban transformation of older and under-utilized buildings to redefine commercial real estate in China.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand members’ needs and provide products and services to attract and retain members; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with members and business partners; trends and competition in China’s agile office space market; changes in its revenues and certain cost or expense items; the expected growth of China’s agile office space market; PRC governmental policies and regulations relating to the Company’s business and industry, and general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Ucommune International Ltd.

ir@ucommune.com

SOURCE Ucommune International Ltd